Peter J. Shea
peter.shea@klgates.com
T +1 212 536 3988
October 24, 2016

Via EDGAR

United States Securities and Exchange Commission Washington, DC 20549
Absolute Shares Trust
Registration Nos.: 333-192733 and 811-22917
Post-Effective Amendment No. 10
Response to Oral Comments

Dear Ladies and Gentlemen:
On behalf of our client, Absolute Shares Trust (the “Trust”), and together with this correspondence, we will be filing at a later date with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 10 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 13 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”), pursuant to Rule 485(b) under the 1933 Act.  The Amendment will pertain to the registration of the shares of all actively-managed exchange-traded funds of the Trust, including the WBI Tactical Rotation Shares, which is a series of the Trust (the “Fund”).  Capitalized terms used but not defined herein are used with the meanings given to them in Post-Effective Amendment No. 8 that was filed with the Commission on August 26, 2016 (the “Prior Amendment”).
  With respect to the Staff’s comments on the Prior Amendment delivered telephonically by Ms. Karen Rossotto in communications occurring on October 11, 2016, we have responded supplementally below and will respond with the Amendment.  Please be advised that we are providing separately to the Staff a draft Amendment pertaining solely to the Fund that has been marked to show all changes in response to comments made to the Prior Amendment.  Where we respond to a comment concerning one location, we also will make corresponding changes concerning similar disclosure appearing elsewhere in the Amendment.

K&L GATES LLP
599 LEXINGTON AVENUE   NEW YORK   NY 10022-6030
T +1 212 536 3900  F +1 212 536 3901  klgates.com

United States Securities and Exchange Commission
 October 24, 2016

In the following discussion, we have summarized the Staff’s oral comments in bold and provided the Trust’s response immediately thereafter.  Page numbers referenced below are to the pages contained in the Prior Amendment.  The comments have been numbered for convenience.

Prospectus
General
1.
We note your disclosure in the final paragraph of the cover page regarding the Fund’s status as an exchange-traded fund (“ETF”) and the features of such status (e.g., its shares are traded on an exchange).  Please explain supplementally why such disclosure is included, because it is not otherwise required by Form N-1A.

The Trust notes that, pursuant to the terms of the Fund’s exemptive relief permitting it to operate as an ETF, it may not hold itself out as a mutual fund.  As a result, even though it is not expressly required by Form N-1A, the relevant disclosure is intended simply to make clear to shareholders that the Fund is an ETF.
2.	In the final paragraph of the cover page, please define the term “exchange-traded fund” and also clarify that the Fund is an “actively-managed” ETF.

The requested changes will be made in the Amendment.
3.
We note your disclosure that “shares of the Fund are listed on a national securities exchange, such as the NYSE Arca, Inc.”  Please revise this disclosure to clarify the specific exchange on which the Fund’s shares are currently listed.

The requested changes will be made in the Amendment.
4.
In the final paragraph of the cover page, we note your disclosure that “the market price for the Fund's shares may be different from its net asset value per share (the “NAV”).”   Please consider deleting this disclosure.

The Trust respectfully declines to make the requested change.  The Trust believes that it is important to ensure that shareholders are aware that, because shares of the Fund are traded on an exchange, the market price of shares held may differ from the net asset value of such shares.
Summary
Expense Example, page 2
5.
We note your disclosure, preceding the expense example, that “this example is intended to help you compare the cost if investing in the Fund with the cost of investing in other funds.”  Form N-1A requires that this disclosure provide that the expense example serves the purpose of comparison with “other mutual funds.”  Please revise the disclosure to conform to this requirement.

United States Securities and Exchange Commission
 October 24, 2016

The Trust respectfully declines to make the requested change.  If the Trust were to do so, such disclosure, as revised, would suggest that the Fund is a mutual fund, rather than an ETF, and thereby potentially cause the Fund to violate the conditions of its exemptive order.
6.
Instruction 1(e)(i) to Item 3 of Form N-1A requires that all ETFs “modify the narrative explanation to state that investors may pay brokerage commissions on their purchases and sales of exchange-traded fund shares, which are not reflected in the example.”  Please ensure that this disclosure is included preceding the expense example.

The requested changes will be made in the Amendment.
Principal Investment Strategies, Overview, page 3
7.
Please revise the disclosure in the “Principal Investment Strategies” section to incorporate a more “plain English” description of the investment strategies used by the Fund.  In particular, please revise the disclosure contained in the first paragraph of this section, such that it is shorter and more accessible for shareholders.

The requested changes will be made in the Amendment.
8.
We note your disclosure on page 3 that “[d]irect investments, and indirect investments through ETPs, may include equity and fixed income securities and other financial instruments, including but not limited to . . . .”  Please revise this disclosure to state more precisely the types of financial instruments that may be used by the Fund.

The requested changes will be made in the Amendment.
9.
We note your disclosure on page 3 that “[t]he investments used by the Fund are intended to obtain economic exposure to various domestic and international debt markets, including . . . hedging strategies (such as through VIX calls or options, index options, or inverse ETFs) . . . .”  Please define or further describe the phrase “VIX calls or options.”

The requested changes will be made in the Amendment.
10.
We note your disclosure on page 3 that “[t]he investments used by the Fund are intended to obtain economic exposure to various domestic and international debt markets, including . . . hedging strategies (such as through VIX calls or options, index options, or inverse ETFs) . . . .”  Please ensure that the “Principal Risks” disclosure addresses the risks of obtaining exposure to inverse ETFs.

Additional disclosure regarding “Inverse ETF Risk” has been included in the Prospectus Summary and the statutory Prospectus.

United States Securities and Exchange Commission
 October 24, 2016

11.
We note your disclosure on page 3 that “[t]he investments used by the Fund are intended to obtain economic exposure to various domestic and international debt markets, including . . . real assets (i.e., economic exposure through ETPs to precious metals, real estate and mortgages on real estate, art work, and collectibles) . . . .”  Please state whether gaining exposure through ETPs to art work and collectibles is a principal investment strategy or, if not, revise the disclosure accordingly.  Please also define or further describe “collectibles.”

The Trust confirms supplementally that the Fund’s ability to gain exposure through ETPs to art work and collectibles is not a principal investment strategy.  As a result, the reference to such real asset classes has deleted from the “Principal Investment Strategies” section and has instead been moved to the “Additional Investment Strategies” section of the Statutory Prospectus.  Moreover, the term “collectibles” has also been described further in that same section.
12.
We note your disclosure on page 3 that the Fund’s option strategies include, among other things, “using combinations of calls and puts, and using combinations of calls and combinations of puts.”  Please clarify whether this is intended to refer to meaningfully different combinations or, if not, revise this disclosure.

The Trust has deleted the final phrase in question, such that the relevant disclosure now states: “Option strategies used by the Fund include writing (selling) covered calls, buying puts, and using combinations of calls and puts.”
13.
We note your disclosure on page 3 that discusses the various types of debt securities that may be held directly or indirectly by the Fund.  Please confirm supplementally that all such instruments listed are indeed part of the Fund’s principal investment strategy.

The Trust confirms supplementally that the various types of debt securities outlined on page 3 that may be held directly or indirectly by the Fund are part of the Fund’s principal investment strategy.
14.
We note your disclosure on page 3 regarding the Fund’s investment sub-advisor’s “Selection Process.”  In particular, the “Principal Investment Strategies” section states: “Cash and cash equivalents are considered to be among the investment opportunities evaluated by the Selection Process . . . .”  Please provide a cross-reference to the definition of the term “Selection Process,” as appropriate.

The requested changes will be made in the Amendment.
15.
We note your disclosure on page 3 that “[t]he Fund also invests in ETPs, which may include other investment companies, including other ETFs . . . .”  Because ETPs are defined and discussed earlier in the disclosure, please revise this sentence to clarify the types of investments made by the Fund.

The requested changes will be made in the Amendment.

United States Securities and Exchange Commission
 October 24, 2016

16.
We note your disclosure on page 4 regarding “the Fund’s definition of an absolute return approach to investment management.”  Please state, if true, that the Fund’s defined absolute return approach is used to achieve the Fund’s investment objective.  Otherwise, please clarify how the defined absolute return approach facilitates the attainment of the Fund’s investment objective.

The requested changes will be made in the Amendment.
17.
We note your disclosure on page 4 regarding the investment sub-advisor’s use of proprietary quantitative computer models.  Please revise this disclosure to incorporate a more “plain English” description of these modeling practices.

The requested changes will be made in the Amendment.
18.
We note your disclosure on page 4, as well as in other locations, regarding the Fund’s use of cash and cash equivalents.  In separate locations, the Fund’s use of such instruments is referred to as constituting a “significant,” “substantial,” or “material” portion of its portfolio.  Please use a single term that best reflects the magnitude of the Fund’s investment in cash and cash equivalents.

The requested change will be made throughout the Amendment.
19.
We note your disclosure on page 5 that “[t]he Sub-Advisor expects that the Fund’s investment strategy will result in a portfolio turnover rate in excess of 100% on an annual basis.”  Please add disclosure on the cover page of the Prospectus indicating that the Fund is an actively-managed ETF and also include disclosure indicating that, because it is actively managed, the Fund may experience high portfolio turnover.

The requested changes will be made in the Amendment.
Principal Risks, page 5
20.	Please confirm that appropriate risk factor disclosure corresponds generally to the instruments and techniques discussed in the “Principal Investment Strategies” section.

The Trust confirms supplementally that the relevant risk disclosure corresponds generally to the instruments and techniques discussed in the “Principal Investment Strategies” section of the Prospectus Summary.
21.
We note your disclosure on page 5 regarding “ETP and Fund of Funds Risk.”  Please revise this disclosure to make clear that the Fund, by investing in ETPs, will also indirectly be exposed to the risks associated with such ETPs.

The requested changes will be made in the Amendment.

United States Securities and Exchange Commission
 October 24, 2016

22.	We note your disclosure on page 6 regarding “Concentration Risk.” Because the Fund will not necessarily be “concentrated” in a particular industry or sector, please rename this risk factor.

The requested changes will be made in the Amendment. The risk factor has been renamed “Focus Risk.”
23.	We note your disclosure on page 6 regarding “Convertible Securities Risk.” Please confirm whether the Fund will invest in contingent convertible securities and, if so, include appropriate disclosure.

The Trust confirms that the Fund may gain exposure to contingent convertible securities.  Additional disclosure regarding such instruments has been added to the “Convertible Securities Risk” discussion.
24.
We note your disclosure on page 6 regarding “Derivatives Risk.”  Please consider whether it would be appropriate to tailor this risk factor to address the particular types of derivatives that may be used by the Fund.

The Trust respectfully declines to make any change to the “Derivatives Risk” discussion.  The Trust has, in the past, received extensive comments from the Staff regarding this particular risk factor and has already successfully incorporated all such comments.  As a result, the Trust believes that no further revisions are warranted.
25.
We note your disclosure on pages 8 and 9 regarding “Master Limited Partnership Risk” and “Real Estate Investment Trust (REIT) Risk,” respectively.  If appropriate, please include a reference to such instruments in the “Principal Investment Strategies” section.

The requested changes will be made in the Amendment.
Management, Portfolio Managers, page 10
26.
We note your disclosure on page 10 regarding the portfolio managers’ service to the Fund “since its inception.”  Please revise the disclosure to state that each portfolio manager has served in such capacity “since 2016.”

The requested changes will be made in the Amendment.
Purchase and Sale of the Shares, page 10
27.	Please include a definition of “Authorized Participants” and state that only such entities may create and redeem shares of the Fund.

The requested changes will be made in the Amendment.

United States Securities and Exchange Commission
October 24, 2016

Statutory Prospectus
Description of Principal Investment Strategies, page 13
28.
We note your disclosure on page 13 regarding the investment sub-advisor’s “Dynamic Trailing Stop/Loss Process.”  Please revise this disclosure to incorporate a more “plain English” description of this analytical process.

The requested changes will be made in the Amendment.
Additional Investment Strategies, page 13
29.	Please state expressly in the introductory language to the “Additional Investment Strategies” section that the strategies outlined therein are not principal investment strategies of the Fund.

The requested changes will be made in the Amendment.

30.
We note your disclosure on page 13 that “[e]ach of the policies described herein, including the investment objective of the Fund, constitutes a non-fundamental policy that may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval.”  Please revise the disclosure to indicate whether the Fund will provide advance notice of any such change.

The Trust confirms supplementally that the Fund will provide 60 days prior written notice to shareholders of any change to a non-fundamental policy that has been approved by the Board of Trustees, and has revised the disclosure appropriately.
31.
We note your disclosure on page 14 in the paragraph beginning with: “For longer periods of time, the Fund may hold a substantial cash position.”  Please consider whether it would be appropriate to move this paragraph to the “Description of the Principal Strategies” section.

The requested changes will be made in the Amendment.
Description of Principal Risks of the Fund
Principal Risks, page 14
32.
We note your disclosure on page 15 regarding “Foreign and Emerging Market Securities Risk,” which contains a discussion of American Depositary Receipts (“ADRs”) and other similar instruments.  Please consider whether disclosure concerning such instruments should be added to the Fund’s principal investment strategies.

United States Securities and Exchange Commission
 October 24, 2016

The requested changes will be made in the Amendment.  Disclosure regarding the Fund’s exposure to various types of depositary receipts has been added to the “Principal Investment Strategies” section and corresponding risk factor disclosure has also been incorporated in the Prospectus Summary and statutory Prospectus.
33.	We note your disclosure on page 15 regarding “Foreign and Emerging Market Securities Risk.” Please consider including disclosure regarding the Fund’s definition of an “emerging market.”

The requested changes will be made in the Amendment.
34.	We note your disclosure on page 19 regarding “High-Yield Securities Risk.” Please include disclosure stating that such instruments are inherently speculative.

The requested changes will be made in the Amendment.
35.	We note your disclosure on page 19 regarding “Counterparty Risk.” Please confirm supplementally that the “OTC derivatives” discussed are included in the Fund’s principal investment strategies.

The Trust confirms supplementally that over-the-counter derivatives are included in the definition of “Financial Instruments” as disclosed in the “Principal Investment Strategies” section.
36.	We note your disclosure on page 21 regarding “Shares are Not Individually Redeemable.” Please include disclosure stating that only Authorized Participants may create and redeem shares of the Fund.

The requested changes will be made in the Amendment.
37.
Please include the following “Active ETF Risk” disclosure in the Prospectus Summary and Statutory Prospectus: “There is no obligation by any market maker to make a market in the Fund’s shares or by any AP to submit creation or redemption orders. Decisions by market makers or APs to reduce or step away from the Fund in a time of market stress could inhibit the arbitrage process by which a relationship between the Fund’s NAV per share and the market trading prices of he shares is maintained. Thus, reduced effectiveness of the arbitrage function could result in Fund shares trading at a discount to NAV per share and also with greater than normal intra-day bid/ask spreads.”

The requested changes will be made in the Amendment.
38.
We note your disclosure on page 21 regarding “Interest Rate Risk.”  Due to the Fund’s exposure to debt securities, please consider whether such disclosure should be moved to the principal risk discussion in the Prospectus Summary and Statutory Prospectus.

The requested changes will be made in the Amendment.

United States Securities and Exchange Commission
October 24, 2016

Management, Investment Advisor, page 25
39.
We note your disclosure on page 25 regarding the management fee arrangement involving the Fund’s investment advisor (“Advisor”) and sub-advisor (“Sub-Advisor”).  Please explain supplementally why the Fund pays a management fee to the Sub-Advisor and the Sub-Advisor then pays a portion of this fee to the Advisor.

The Trust states supplementally that the management fee arrangement involving the Fund’s Advisor and Sub-Advisor is structured purely for internal corporate reasons, because the Advisor and the Sub-Advisor are affiliated entities.  It is effected by the Advisor delegating the authority for the Fund to pay the Sub-Advisor the full management fee and, pursuant to an intercompany agreement, the Sub-Advisor then pays a portion of such fee to the Advisor for support services.  The Trust also confirms supplementally that the Trust’s Board of Trustees has, in compliance with all requirements under the 1940 Act, approved this arrangement.
40.
We note your disclosure on page 25 that “[t]he basis for the Trustees’ approval of the Advisory Agreement as well as the Sub-Advisory Agreement will be available in the Fund’s first annual or semiannual report to Shareholders.”  Please revise this disclosure to provide a specific date for the relevant report.

The requested changes will be made in the Amendment.
Similarly Managed Account Performance, page 25
41.	Please move the disclosure on page 25 regarding “Similarly Managed Account Performance” immediately prior to the “Other Information” section and delete the first paragraph.

The requested changes will be made in the Amendment.

42.
We note the tabular presentation of composite performance on page 26.  Please revise the disclosure to indicate whether the presentation will be either (1) net of all fees or (2) adjusted to reflect fees of the Fund.  In addition, please ensure that the presentation complies with the guidance provided in the Staff’s Nicholas-Applegate no-action letter.

The requested changes will be made in the Amendment.

43.	We note the tabular presentation of composite performance on page 26. Please revise the presentation by switching the “gross” and “net” columns.

The requested changes will be made in the Amendment.

United States Securities and Exchange Commission
 October 24, 2016

44.
We note that the tabular presentation of composite performance on page 26 states, in two different locations, that the inception date of the WBI Tactical Rotation SMA investment strategy was February 28, 2015 and February 17, 2015.  Please conform these two dates.

The requested changes will be made in the Amendment.

45.
We note your disclosure on page 26 stating that “[o]nly accounts that contributed to the Composite’s performance during the reporting period and are members of the Composite at the end of the reporting period are shown in Composite assets and accounts.”  Please confirm supplementally that no accounts were excluded from the Composite.

The Trust confirms supplementally that no accounts were excluded from the Composite.
Expense Limitation Agreement, page 27
46.
We note your disclosure on page 27 that “[t]he Sub-Advisor is permitted to recoup from the Fund previously waived fees or reimbursed expenses for three years from the fiscal year in which fees were waived or expenses reimbursed . . . .”  Please revise this disclosure to indicate that recoupment is permitted three years from the incurrence of the fee waiver or expense reimbursement.

The requested changes will be made in the Amendment.
Distribution and Service Plan, page 29
47.	Please confirm supplementally that the Fund’s Rule 12b-1 Plan will not become effective within one year of the effective date of the Registration Statement.
The Trust confirms supplementally that the Fund’s Rule 12b-1 Plan will not become effective within one year of the effective date of the Registration Statement.
Determination of Net Asset Value (NAV), page 29
48.
Please insert additional disclosure stating that, with respect to securities primarily listed on foreign exchanges, the value of the Fund’s portfolio securities may change on days on which shareholders will not be able to purchase or sell their shares of the Fund.

The requested changes will be made in the Amendment.
Dividends, Distributions, and Taxes, Net Investment Income and Capital Gains,  page 31

United States Securities and Exchange Commission
 October 24, 2016

49.
We note your disclosure on page 31 that “[y]ou will be notified regarding the portion of the distribution that represents a return of capital.”  Please insert additional disclosure discussing the effect on a shareholder of a return of capital distribution.

The requested changes will be made in the Amendment.
Statement of Additional Information
General Description of the Trust and the Fund, page 29
50.
We note your disclosure on page 1 that “[t]he Trust reserves the right to offer a “cash” option for creations and redemptions of Shares.”  Please revise the disclosure to indicate whether the Trust will provide notice of this cash option or otherwise further describe this process.

The Trust will not provide advance notice of this cash option.  Rather, disclosure has been added stating that when, in the sole discretion of the Trust, the Advisor, or the Sub-Advisor, cash purchases of “Creation Unit Aggregations” of shares are available or specified for the Fund, such purchases shall be effected in essentially the same manner as in-kind purchases thereof.
Investment Restrictions, page 3
51.
We note your disclosure on page 3 that the Fund may not, as a matter of fundamental policy, “[p]urchase or sell physical commodities or contracts relating to physical commodities except as permitted under the 1940 Act and other applicable laws, rules and regulations . . . .”  The 1940 Act does not address commodity investments, and thus please remove the reference to the 1940 Act.  Further, please add disclosure at the end of this section concerning the limitations on the Fund’s investments in commodities.

The requested changes will be made in the Amendment.  The Trust has added disclosure regarding the Fund’s investments in commodities stating that the Fund may not invest in physical commodities or contracts relating to physical commodities to the extent that such investments would cause the Fund either to (i) lose its status as a regulated investment company under Subchapter M of the U.S. Internal Revenue Code, (ii) qualify as a commodity pool under the Commodity Exchange Act, or (iii) lose its status as a registered investment company under the 1940 Act.
52.
Please note that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.) Please confirm the Trust’s policy with respect to compliance the concentration limitation when the Fund invests in investment companies.

United States Securities and Exchange Commission
 October 24, 2016

The Trust confirms that it will look through investment companies in which the Fund invests when it is reasonably practicable to do so.  To this end, the Trust has added disclosure.    Please be advised that the Fund will look through investment companies in which the Fund invests if such investment companies either (i) have an announced policy regarding industry concentration, resulting either from requirements under Rule 35d-1 under the 1940 Act or a stated industry concentration policy, or (ii) are affiliates of the Fund.
Other Accounts Managed, page 31
53.
In the table on page 32, if any portfolio manager of the Fund manages accounts that pay performance fees, please disclose the number of such accounts and their amount of assets.  If not, please add disclosure to this effect.

Neither of the Portfolio Managers manages accounts that pay performance fees.  As a result, the Trust has added disclosure following the table stating that no such accounts pay performance fees.
* * * * *
Please do not hesitate to contact me at (212) 536-3988 or, in my absence, Frank Mazzucco at (202) 778-9052 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea
Enclosure

cc:                           Ms. Karen Rossotto
Senior Counsel

Mr. Don Schreiber, Jr.
Mr. Paul Lagermasini
Mr. Matthew Bromberg